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Filed by Polycom, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, and
deemed filed pursuant to Rule 14d-2(b) under
the Securities Exchange Act of 1934
Subject Company: PictureTel Corporation
Commission File No. 333-63252

POLYCOM ANNOUNCES SUCCESSFUL COMPLETION OF EXCHANGE OFFER AND COMMENCES SUBSEQUENT OFFERING PERIOD

MILPITAS, Calif.—(BUSINESS WIRE)—October 12, 2001—Polycom, Inc. (NADSAQ: PLCM) announced today that it has acquired majority ownership of PictureTel Corporation (NASDAQ: PCTL) through an offer by a wholly owned subsidiary of Polycom for all the outstanding shares of common stock of PictureTel in exchange for $3.11 in cash and 0.1177 of a share of Polycom common stock for each share of PictureTel common stock validly tendered and not properly withdrawn.

The initial offering period expired at 12:00 midnight New York City time on October 11, 2001. All shares of PictureTel common stock validly tendered and not properly withdrawn prior to the expiration of the initial offering period have been accepted for exchange and will be exchanged promptly, and all shares represented by notices of guaranteed delivery will be exchanged promptly after such shares are delivered. To date, approximately 92.7 percent of the outstanding shares of PictureTel common stock have either been tendered and not properly withdrawn or are represented by notices of guaranteed delivery. Of these shares, 48,590,614 have actually been tendered, representing approximately 82.7 percent of the outstanding shares of PictureTel common stock, and notices of guaranteed delivery have been submitted for 5,871,751 shares which, if delivered, would account for an additional approximately 10 percent of the outstanding shares of PictureTel common stock.

Polycom also announced today that it has elected to provide a subsequent offering period of three business days in its offer. The consideration offered in the subsequent offering period will be the same as in the initial offering period. The subsequent offering period begins today at 9:00 am New York City time and expires at 12:00 midnight on Tuesday, October 16, 2001. Shares tendered during the subsequent offering period may not be withdrawn.

Following completion of the subsequent offering period, Polycom intends to complete the acquisition of PictureTel by merging a wholly owned subsidiary of Polycom with and into PictureTel which would result in PictureTel becoming a wholly owned subsidiary of Polycom.

"We are pleased that PictureTel's stockholders have shown such strong support for this transaction. They have cleared the way for consummation of the acquisition and our realization of the significant benefits we anticipate from the combined company's offerings of Polycom's appliance-based products and PictureTel's iPower PC-based products," said Bob Hagerty, President and CEO of Polycom.

About Polycom

Polycom develops, manufactures and markets a full range of high-quality, easy-to-use and affordable voice and video communication products and network infrastructure and access solutions. Polycom's integrated communication solutions enable business users to immediately realize the benefits of video, voice and data over rapidly growing converged networks. For additional information, call 1-800-POLYCOM (765-9266) or +1-408-526-9000, or visit the Polycom web site at www.polycom.com.

About PictureTel

PictureTel is a leader in developing, manufacturing, and marketing a full range of visual-and audio-collaboration and streaming-video solutions. PictureTel's PC-based systems meet customers' collaboration needs from the desktop to the boardroom. Additional PictureTel information is available at www.picturetel.com.

Forward Looking Statements

This release includes forward looking statements about the PictureTel acquisition, including statements about the timing of the completion of the acquisition. These statements involve many risks and uncertainties, including risks associated with the acquisition, including the potential inability to satisfy the closing conditions for the acquisition, potential difficulties in the assimilation of the distribution channels and operations, strategies, technologies and products of the acquired company, the risk of loss of key personnel of the acquired company, diversion of management attention from other business concerns, risk of entering new markets associated with PictureTel's partners, including the risk of variations in quarterly operating results due to the timing of significant orders and other factors, significant current and expected additional competition and the need to continue to expand product distribution, particularly in the IP channels and internationally, and risk that the foregoing and other factors will not yield the expected accretion in the future. Further risks are detailed from time to time in Polycom's SEC reports, including the Form 10-K for 2000, and subsequent Form 10-Q filings and PictureTel's SEC reports, including the Form 10-K for 2000, and subsequent Form 10-Q filings. Polycom and the Polycom logo design are registered trademarks and ViewStation is a trademark of Polycom, Inc. in the U.S. and various countries. PictureTel is a registered trademark and iPower is a trademark of PictureTel. ©2001 Polycom, Inc. and PictureTel Corporation. All rights reserved.

Additional Information

We urge investors and security holders to read the following documents because they contain important information about Polycom, PictureTel, the proposed acquisition and related matters:

•
Polycom's preliminary prospectus, prospectus supplements, final prospectus, and tender offer materials;

•
Polycom's Registration Statement on Form S-4 and Schedule TO containing or incorporating by reference such documents and other information; and

•
PictureTel's Solicitation/Recommendation Statement on Schedule 14D-9.

Investors and security holders may obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at http//www.sec.gov. In addition to the Registration Statement and the Prospectus, Polycom and PictureTel file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements and other information filed by Polycom and PictureTel at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 800-SEC-0330 for further information on public reference rooms. Polycom's and PictureTel's filings with the Commission are also available to the public from commercial document-retrieval services and the web site maintained by the Commission at http://www.sec.gov. You may also obtain for free each of these documents (when available) from Polycom's information agent, Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, NY 10022 or call toll-free at 1-888-750-5843.

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POLYCOM ANNOUNCES SUCCESSFUL COMPLETION OF EXCHANGE OFFER AND COMMENCES SUBSEQUENT OFFERING PERIOD